January 12, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re:	Lee Enterprises, Incorporated
	Form 10-K for the year ended September 30, 2005
	Commission file #: 001-06227

Dear Mr. Schmidt:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis

- Continuing Operations, page 17

1. We note that on page 19 you disclose that you believe, absent unusual tax settlements, the effective income tax rate will decline in 2006 due to the initiation of the Federal manufacturing credit and changes in the expected makeup of its income from continuing operations before income taxes. Please explain to us and discuss in
MD&A in future filings the nature and amount of the expected changes in the makeup of income from continuing operations before income taxes. Also, explain why these changes in income from continuing operations are expected to impact your effective income tax rate for
2006.

2. We note that "other operating costs" is 30% of total operating costs. Please quantify for us the significant components of "other operating costs. In future filings, please expand your MD&A disclosure to discuss each of the significant components of "other operating costs" and any significant variances in those components from year to year.

- Operating Expenses and Results of Operations, page 18

3. Tell us and revise MD&A in future filings to discuss the nature and amounts of the "transition costs" recognized in the Company`s financial statements during 2005 in connection with the Pulitzer acquisition.

- Overall Results, pages 19 and 22

4. We note the disclosure indicating that the Company`s income tax expense was reduced by $1,200,000 in 2004 due to the favorable resolution of tax issues during the period. Please tell us and revise
MD&A in future filings to explain in further detail the nature of tax issues that were resolved favorably during 2004 and explain how these matters impacted the Company`s tax provision during the period. We may have further comment upon receipt of your response.

Financial Statements

Consolidated Statements of Income and Comprehensive Income

5. We note your presentation of "operating income, before equity in earnings of associated companies" and "operating income" which includes the equity in earnings of associated companies. Please tell us why you believe it is appropriate to include equity in earnings of associated companies as part of operating income. Note that we do not generally believe that such amounts should be considered part of operating income under Rule 5-03(b)(13) of Regulation S-X but rather as a component of other income (expense). Also, revise future filings to eliminate the subtotal "operating income, before equity in earnings of associated companies" as we do not believe presentation of this subtotal is appropriate or in accordance with generally accepted accounting principles or Regulation S-X.




Notes to the Financial Statements

Note 1. Significant Accounting Policies

- Accounts Receivable, page 41

6. We note that in 2005 your accounts receivable balance has nearly doubled in amount. In future filings, please expand your disclosure of your policy for accounts receivable by including your policy for charging off uncollectible receivables and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

- Property and Equipment, page 42

7. We note your disclosure that you capitalize interest as a component of the costs of constructing major facilities. Please disclose in future filings the amount of capitalized interest.
See
paragraph 21 of SFAS 34.

- Uninsured Risks, page 44

8. We note that you maintain a reserve for self-insurance of health care, workers compensation, and certain long-term disability costs of your employees. In future filings, please revise Note 18. Valuation and Qualifying Accounts to disclose the changes in the reserves related to your self insurance obligations, to the extent the amounts are material.

Note 2.  Acquisitions

- Acquisition of Pulitzer, page 44

9. We note your disclosure that on June 3, 2005 you acquired Pulitzer and each share of Pulitzer`s Common Stock and Class B Common Stock was converted into the right to receive an amount equal to $64 per share. Please revise to disclose the nature and the amount of the total consideration paid to complete the merger. Also, revise to disclose the primary reasons for the acquisition, including the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51 of SFAS No. 141.

10. We note from the disclosure in Note 2 that you are using a useful
life of 21 years for purposes of amortizing the customer lists acquired in the Pulitzer acquisition to expense. Please tell us in further detail how you determined the estimated useful life for this intangible asset. As part of your response, please explain the various factors that were considered in determining that a 21 year useful life is appropriate and explain why you believe you will continue to derive benefits from this intangible for a period of 21 years.
      We may have further comment upon review of your response.

Note 4. Investments in Associated Companies

11. We note the disclosure indicating that the Company converted its notes receivable from CityXpress to common stock during 2004. Please tell us and revise the notes to your financial statements to disclose the carrying amount of the notes that were converted into CityXpress common stock and indicate the conversion price used to convert the notes into common stock. As part of your response you should also explain how the conversion price used was determined and indicate whether a gain or loss was recorded in connection with this transaction in accordance with SFAS No.15 or other applicable accounting literature. We may have further comment upon receipt of your response.

Note 13. Stock Ownership Plans

12. Please tell us and clarify in the notes to your financial statements the accounting treatment used with respect to the cancellation and reissuance of 40,000 shares of restricted common stock issued to an officer of the Company during 2004.

Report on Form 8-K/A dated June 3, 2005

13. We note that the report on Form 8-K/A dated June 3, 2005 included pro forma financial information giving effect to the acquisition of
Pulitzer. We also note from our review of this Form 8-K that the pro forma financial information included in this report on Form 8-K did not include adequate disclosure regarding the various assumptions used to determine the pro forma adjustments. In future filings, disclose all significant assumptions used to determine the pro forma adjustments. As part of these disclosures, please indicate the nature and amounts assigned to the various categories of intangible assets acquired and disclose the useful lives used to calculate amortization associated with each category of intangibles. You should also disclose both the amount of debt obtained to fund the transaction and the amount repaid as well as the interest rates used to calculated any related pro forma adjustments to interest expense.






Reports on Form 8-K dated November 14, 2005 and December 7, 2005

14. We note that you present the non-GAAP measures "diluted EPS, excluding costs related to acquisition of Pulitzer" and "earnings per share, as adjusted" in your reports on Form 8-K dated November 14, 2005 and December 7, 2005, respectively. As outlined in ASR 142, per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Furthermore, as outlined in footnote 11 of FR-65 per share measures that are prohibited specifically under GAAP or Commission rules continue to be prohibited in materials filed with or furnished to the
Commission. For example, see paragraph 33 of SFAS No.95 which prohibits the disclosure of cash flow per share. Please confirm that you will eliminate disclosure of these non-GAAP earnings per share measures in future filings.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Carl G. Schmidt
Lee Enterprises
January 12, 2006
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